UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Urban Wag, LLC (DBA "Buzzn")

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      New York

      Date of organization
      May 17, 2016

Physical address of issuer
2 North 6th Street
Brooklyn, NY 11249

Website of issuer
https://www.getbuzzn.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 21, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$18,875.00	$11,497.00
Cash & Cash Equivalents	$3,456.00	$5,909.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$28,818.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$55,724.00	$0.00
Cost of Goods Sold	$30,403.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(152,813.00)	$26,409.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Minchul An
_____
(Signature)

Minchul An
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Minchul An
_____
(Signature)

Minchul An
_____
(Name)

Manager
_____
(Title)

October 22, 2020
_____
(Date)

/s/ Lisa Zhan
_____
(Signature)

Lisa Zhan
_____
(Name)

Manager
_____
(Title)

October 22, 2020
_____
(Date)

/s/ Bhaveek Mistry
_____
(Signature)

Bhaveek Mistry
_____
(Name)

Manager
_____
(Title)

October 22, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

SUMMARY 11

    The Business 11

    The Offering..11

RISK FACTORS 12

    Risks Related to the Company's Business and Industry...13

    Risks Related to the Securities...19

BUSINESS 23

    Description of the Business...23

    Business Plan 23

    The Company's Products and/or Services 23

    Product / Service 23

    Description 23

    Current Market...23

    Competition 25

    Customer Base 25

    Intellectual Property...25

    Litigation 25

USE OF PROCEEDS 26

DIRECTORS, OFFICERS, AND MANAGERS 27

CAPITALIZATION AND OWNERSHIP 31

    Capitalization 31

    Ownership..32

    Operations 32

    Liquidity and Capital Resources 33

    Capital Expenditures and Other Obligations..33

    Material Changes and Other Information 33

    Trends and Uncertainties...33

THE OFFERING AND THE SECURITIES 34

    The Offering..34

    The Securities..35

    Voting and Control...37

    Anti-Dilution Rights..38

    Restrictions on Transfer...38

    Other Material Terms...38

TAX MATTERS 38
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 39

October 22, 2020

Urban Wag, LLC (DBA "Buzzn")

Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Urban Wag, LLC (DBA "Buzzn") ("**Buzzn**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from investors in the offering of Securities (each, an "**Investor**" and collectively, the "**Investors**") described in this Form C/A (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 21, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, an Investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties

that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of its Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getbuzzn.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/buzzn

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and

seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Urban Wag, LLC (DBA "Buzzn") is a New York limited liability company, formed on May 17, 2016.

The Company is located at 2 North 6th Street, Brooklyn, NY 11249.

The Company's website is https://www.getbuzzn.com.

The Company conducts business in New Jersey, Arizona and Colorado.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/buzzn and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	1,070,000

Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000*
Purchase price per Security	1.00+ per Unit
Minimum Individual Purchase Amount	$100
Offering deadline	December 21, 2020
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 37.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and

economic events and technological developments (such as hacking and the ability to prevent hacking).
Additionally, early-stage companies are inherently riskier than more developed companies. You should
consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business involves the sales of products that contain CBD which faces significant regulation and
actions that may have a material adverse effect on our business.
Our current business involves the sale of products that contain CBD. The general market in which our
products are sold faces significant governmental and private sector actions, including efforts aimed at
reducing the incidence of use in minors and efforts seeking to hold the makers and sellers of these products
responsible for the adverse health effects associated with them. Actions by the Food and Drug
Administration ("**FDA**") may impose additional manufacturing, labeling or packaging requirements. Our
industry also faces regulations from other federal, state, or local government agencies. Increased regulations
may result in a material adverse effect on our business. Stricter regulations may result in a material adverse
effect on our business. Future regulations may also have an adverse effect on any products that we intend
to launch in the future.

Changes in federal and state laws could cause our products to be illegal, or could otherwise prohibit,
limit or restrict our products.
Until 2014, when 7 U.S. Code §5940 became federal law as part of the Agricultural Act of 2014 (the "**2014**
Farm Act"), products containing oils derived from hemp, notwithstanding a minimal or non-existing THC
content, were classified as Schedule I illegal drugs. The 2014 Farm Act expired on September 30, 2018,
and was thereafter replaced by the Agricultural Improvement Act of 2018 on December 20, 2018 (the "**2018**
Farm Act"), which amended various sections of the U.S. Code, thereby removing hemp, defined as
cannabis with less than 0.3% THC, from Schedule 1 status under the Controlled Substances Act, and
legalizing the cultivation and sale of industrial-hemp at the federal level, subject to compliance with certain
federal requirements and state law, amongst other things. THC is the psychoactive component of plants in
the cannabis family generally identified as marihuana or marijuana. There is no assurance that the 2018
Farm Act will not be repealed or amended such that our products containing hemp-derived CBD would
once again be deemed illegal under federal law.

The 2018 Farm Act delegates the authority to the states to regulate and limit the production of hemp and
hemp derived products within their territories. Although many states have adopted laws and regulations
that allow for the production and sale of hemp and hemp derived products under certain circumstances, no
assurance can be given that such state laws may not be repealed or amended such that our intended products
containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states
now permitting such products, which in turn would render such intended products illegal in those states
under federal law even if the federal law is unchanged. In the event of either repeal of federal or of state
laws and regulations, or of amendments thereto that are adverse to our intended products, we may be
restricted or limited with respect to those products that we may sell or distribute, which could adversely
impact our intended business plan with respect to such intended products.

Sources of hemp-derived CBD depend upon legality of cultivation, processing, marketing and sales of
products derived from those plants under state law.
Hemp-derived CBD can only be legally produced in states that have laws and regulations that allow for
such production and comply with the 2018 Farm Act, apart from state laws legalizing and regulating
medical and recreational cannabis or marijuana, which remains illegal under federal law and regulations.
As described in the preceding risk factor, in the event of repeal or amendment of laws and regulations which
are now favorable to the cannabis/hemp industry in such states, we would be required to locate new
suppliers in states with laws and regulations that qualify under the 2018 Farm Act. If we were to be
unsuccessful in arranging new sources of supply of our raw ingredients, or if our raw ingredients were to

become legally unavailable, our intended business plan with respect to such products could be adversely impacted.

Our ability to grow our business depends on state laws pertaining to the hemp industry.
The CBD industry is still very much under watch at the moment. While the 2018 Farm Act made CBD legal federally, each state still has their own way of managing CBD products. For example, in the state of NY, unless premade, restaurants or cafes may not add CBD oils to any made to order drinks or food. In the state of Nebraska, CBD products are still considered illegal on a state level. While the FDA is still trying to understand CBD more, this is still a grey are for many in the CBD industry.

Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states. FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition. The FDA may issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible 12 prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

The SEC is monitoring the hemp industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business. A similar, updated alert was issued September 5, 2018, noting the potential for investment fraud and market manipulation.

People being misinformed about the differences between THC and CBD may limit our market.
If people are misinformed about the differences between CBD and THC, people may think that CBD has a psychoactive effect, a result of consuming THC. People many not want to consume our produce because they either do not know that CBD does not have a psychoactive effect, or because they believe that there is THC in our product resulting in a psychoactive effect if consumed. Moreover, because THC is illegal in some states, potential consumers may refrain from purchasing our product if they believe that purchasing it may result in legal repercussions. This may result in a smaller market and have an adverse effect on our business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short--term fads, mid-term trends, and long--term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long--term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including the outbreak of coronavirus (COVID-19), fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We or our suppliers are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company does not have any authorized membership interests left to issue upon conversion of the Securities into CF Shadow Securities.

The Company's authorized capital stock consists of 100,000 units of membership interest, all of which are issued and outstanding. If the Company fails to authorize additional units of membership interest, the Company may not be able to validly issue to the Investors CF Shadow Securities upon conversion of the Securities.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that this Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.
Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Investors.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new investors of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to the Investors upon the conversion of their SAFEs securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may

not provide the Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, the Investors should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Buzzn is the CBD health and wellness brand for pets! Our products are made with attention to detail, combining the most effective and synergistic ingredients with the highest quality broad- and full-spectrum CBD hemp extract. Our team of healthcare experts understands the effects of CBD and have carefully selected each ingredient to complement the active ingredient. We are made for 1 family, 2 species and we're all love.

Business Plan

We have evaluated our current product offering. In 2020, we have closely monitored sales of online and retail/ wholesale channels and have made a decision to pursue and grow our pet offerings exclusively. We will shift our focus away from the current health and wellness products for humans. We have seen more interest and sales in the Pets category this year and instead of focusing in multiple categories, we decided that we wanted to invest all marketing and operational dollars towards growing a category that has a lot of white space in the market thus giving Buzzn the opportunity to grow an already robust category.

The Company's Products and/or Services

Product / Service	Description	Current Market
Puppy Potion	Give your favorite furry friend the calming benefits of PCR-hemp oil with the Buzzn Puppy Potion. It's specially formulated with the highest quality ingredients. This oil is easy to administer and supports your pet's health and wellness without negative side effects. Total zen and happiness awaits your furry best friend.	DTC: Millennials, Xennials, Gen-Z Retail: Animal Rescues, Pet stores Puppy Potion is Buzzn's top selling DTC product on our website. The Pets category make up 58% of our online sales and Puppy potion is 34% of sales online. While Puppy Potion is strong online, it is also a top seller with our retail partners (39% of retail sales)

Chill Bites	Treat your four-legged buds to the calming benefits of PCR-hemp oil with our Buzzn Chill Bites dog treats. Our yummy veterinarian-formulated hemp treats for dogs uses high quality, water-soluble hemp oil and contain the same proprietary formulas used in our other products. These treats are dog tested and approved for deliciousness and chillness.	DTC: Millennials, Xennials, Gen-Z Retail: Animal Rescues, Pet stores
Super Healing Balm	This versatile and universal super strength balm provides targeted relief for joint pain and inflammation. Our Buzzn Super Powered Healing Balm combines broad-spectrum hemp oils with organic Eucalyptus botanical oils to soothe your muscles and heal your skin. Give your skin and body some extra love with a balanced combination of PCR-hemp oil, beeswax and aromatic essential oils.	DTC: Millennials, Xennials, Gen-Z Retail: Luxury Health Stores Out of the three products that we have for humans, our top selling product (hero) in our retail stores is the Super Healing Balm. We know from the repeat purchase and the sell through rate of the balm that topical products perform really well in the retail space. The Super Healing Balm make up 31% of sales to retail partners.
Chill Mint	Melt away the day with our aromatic Buzzn Chill Mint flavored hemp oil—your favorite new chill pill. Try it under your tongue or add on top of your favorite ice cream or smoothie. Our American made, high quality, organic, broad-spectrum hemp oil quickly and efficiently gives you the calming results that awaits you. Simple yet delicious, each drop contains PCR- hemp oil.	DTC: Millennials, Xennials, Gen-Z Retail: Luxury Health Stores, Local Coffee Shops
Orange Bliss	Reach a state of ultimate bliss with this fresh citrus flavored hemp oil. Our Buzzn Orange Bliss hemp oil is perfect in a pineapple orange smoothie or sprinkled on top of a salad. Our	DTC: Millennials, Xennials, Gen-Z Retail: Luxury Health Stores, Local Coffee Shops

	American made, high quality, organic, broad-spectrum hemp oil quickly and efficiently gives you the bliss that awaits you.	

Competition

The CBD space is a very trendy one at this moment. Many competitors enter this space almost every day. Competitors range from new brands to established brands entering this new CBD category. Most brands have similar range of products, however, many (if not all) competitors lack of understanding of drug-drug interactions. Buzzn's team of healthcare professionals address this through online education and is available through our customer care line. Most new brands have not been able to dominate two different categories that we have. Buzzn has been able to successfully drive the retail channel with two top selling products in two different categories and the e-commerce channel with the pets category. Major competitors are Plant People, Populum, and Beboe.

Customer Base

We sell products to retailers as well as direct to consumers on our website. In the DTC market, our products reach mostly a Millennial target (~75%) and Gen-Z target (~20%) In the retail market, we are assuming that we mostly reach a Millennials and Xennials target. In the retail space, our human wellness category is ~46% with 31% of that attributed to topical. Our pets category is ~54% of our total retail sales. As of the date of this Form C/A, the Company has decided to pursue the pets category exclusively.

Supply Chain

Intellectual Property
Trademarks

Application #	Goods / Services	Mark	File Date	Grant Date	Country
88238907	IC 005. US 006 018 044 046 051 052. G & S: Vitamin oils for human consumption; Dietary and nutritional supplements; nutritional supplements.	Buzzn	12/21/2018	Pending A non-final Office action has been sent (issued) to the applicant. This is a letter from the examining attorney requiring additional information and/or making an initial refusal. The applicant must respond to this Office action.	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company does not have any pending or threatened litigation.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales	0%	$0	3%	32,100
Marketing PR, experiential, social, promos, etc.	34%	$8,500	35%	$374,500
Operations Packaging, Production, shipping, overhead, etc.	20%	$5,000	22%	$235,400
Product Development R&D, Development of new skincare category	15%	$3,750	12%	$128,400
Tech development (website)	5%	$1,250	1%	$10,700
General Working Capital General Office, Accounting, Legal, etc. Would like to hire some help as we grow	20%	$5,000	21%	$224,700
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Minchul An	Co-Founder, Chief Executive Officer, Manager	**Urban Wag, LLC dba Buzzn** (Mar. 2019 – Present) Responsibilities: Min's responsibilities Creating and implementing the company or organization's vision and mission. Evaluating the work of other executive leaders within the company. Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Setting strategic goals and making sure they are measurable and describable **Urban Wag (a dog-walk service)** (Jun. 2016 – Present) Responsibilities: Founder – managed a team of dog walkers and sitters. Managed scheduling, payroll. Working with buildings and surrounding pet stores to gain more clients. **CVS Health** (Jun. 2018 – Feb. 2019) Pharmacy Manager Responsibilities: 1. Oversaw program compliance for federal, state and local laws and company procedure guidelines. 2. Effectively resolved insurance rejections and other billing issues. 3. Managed drug and supply inventories. 4. Created staff scheduling to optimize efficiency, by placing the right people at the right times. 5. Maintained Human Resource staff job results by couching and counseling team members; in addition to recognizing the wins on a job well done. 6. Inspected drug storage sites; monitored drug supply expiration dates and ensured proper supply levels. 7. Closely monitored department store metrics; and successfully reached monthly, quarterly, and yearly targets by executing SMART goals. 8. Medication Therapy Management to ensure patient profiles are optimized based on health condition & disease state.	Northeastern University, Doctor of Pharmacy (Pharm.D.), 2012

		Unimed Family Health Care (May 2017 – May 2018) Supervising Pharmacist Responsibilities: 1. Delivered pharmacological education to patients by responding to and answering questions and explaining medication side effects. 2. Reviewed and monitored patient medication files and lab data in outpatient clinic setting. 3. Maintained compliance with state and federal drug laws. 4. Increased focus on pharmacy's encompassing health services by administering immunizations and delivering patient consultations. 5. Checked medications for content, accuracy and completeness of all drug packaging and labeling to provide final verification of prescription. 6. Communicated with member physicians to prevent harmful drug reactions, therapy duplications and allergic reactions. 7. Counseled patients on drug therapies to ensure proper intakes.	
Lisa Zhan	Co-Founder, Chief Operating Officer, Manager	**Urban Wag, LLC dba Buzzn** (June 2019 - Present) Responsibilities: Manage operations and improve operating efficiencies. Cost reduction. Using data and insight to improve sales and market strategy. Work side by side with Min to do product development and drive the launch of the new skincare line. Identify whitespace opportunities and portfolio gaps to ensure YOY growth while adhering to COGs parameter. Works with Min to evaluate target markets and developed the marketing strategy. Built the UI/UX strategy to improve website performance. Educating and growing consumer awareness by developing technical/non-technical marketing collateral and presentations, public relations campaigns and writing, blog articles, newsletters, and email campaigns. Pursuing public and private funding opportunities required to meet organization financial goals. Monitoring the annual budget, staying within budget parameters, and provide timely communication, record, and documentation systems Start date with Buzzn: June 2019 Employeement:	Cornell University Certified in Data Analytics, 2018 Southern Methodist University, MBA, 2012 University of Nebraska, Lincoln BSBA, Finance & Risk Management, 2004

		Ellez Strategy Consulting March 2018 – Present Founder / Principle •Leveraging my experience working with and for large and small organizations to provide management consulting services for organizational leadership, business and operations strategic planning, financial planning, contract management, process improvement resources and tools, brand and digital marketing strategies, product launch, and capital raising •Helping clients from the lifestyles and beauty industry establish online presence by creating effective UI/UX and SEO strategies **ReMe** Sept 2016 – March 2018 Senior Director of Market Strategy & Operations • Accountable for revenue opportunities, operational efficiencies, and customer service. Responsible for bringing an analytical approach to further developing the levers and drivers. Planning for launch of new markets and service offerings through leveraging data and insights • Managed and measured social campaigns around advertising campaigns and go-to-market strategies. Core KPIs include: community size, conversions, earned media value and content deliverables. Highlights include: Instagram follower count growth tripling in 2017, re-brand & re-launch of Instagram • Strategic resource for business development and marketing functions. Decipher key drivers of business metrics, allowing each department to make impactful decisions. Create and implement custom datasets to drive client adoption and market expansion. Guide the evolving business model and go-to-market strategy • Built a customer service team from the ground up and implemented SOP to optimize customer and therapist satisfaction and generate sustainable growth of new users while retaining 30% of returning users since Feb 2017	
Bhaveek Mistry	Co-Founder, Head of NJ Sales, Manager	**Urban Wag, LLC dba Buzzn** (June 2019 - Present) Responsibilities: **Strategy:** • Continue to strategize, initiate, and execute tactics to drive day-to-day wins.	Massachusetts College of Pharmacy and Allied Health Sciences University - Boston, MA,

		Ultimately, fuel long-term growth strategy. ● Oversee company goals and vision (set direction for long-term growth). ● Lead with purpose / align company intent and values. **Vendors / Retailers** ● Bringing in and managing NJ retailers **General Business** ● Can help business by giving advice when sought by other partners ● Providing leads from business contacts ● Mediate a dispute between other partners Start date with Buzzn: Feb 2019 Employment: **Middle Village Pharmacy** Pharmacist in Charge / Owner Dec 2017 – Present Founder / Principle ● Establish relationships with physicians and sales reps to increase business and revenue ● Establish partnerships with pharmaceutical companies to offer competitive pricing for medications ● Help grow and build a profitable business through excellent customer experience and clinical programs ● (Immunization services, ReadyFill, Script sync, Patient Care calls) ● Lead pharmacy department through positive motivation, goal setting, and training ● Participate in weekly conference calls to share issues, observations, and suggest improvements ● Optimize workflow and increase efficiency through various improvements in the pharmacy ● Monitor and analyze inventory of medication and supplies to ensure accuracy for business needs **CVS** **Pharmacist in Charge / Preceptor** Dec 2015 – June 2017 ● Help grow and build a profitable business through excellent customer experience and clinical programs	Doctor of Pharmacy, May 2014 Massachusetts College of Pharmacy and Allied Health Sciences University - Boston, MA, Bachelors of Science in Pharmaceutical Business, May 2010

		(Immunization services, ReadyFill, Script sync, Patient Care calls) - Lead pharmacy department through positive motivation, goal setting, and training - Participate in weekly conference calls to share issues, observations, and suggest improvements - Optimize workflow and increase efficiency through various improvements in the pharmacy - Monitor and analyze inventory of medication and supplies to ensure accuracy for business needs - Review weekly and monthly reports to ensure pharmacy is on track for success and make changes if - necessary - Precept and educate students from various pharmacy schools (Rutgers, Fairleigh Dickenson, University - Philadelphia College of Pharmacy) Recruit and train technicians and interns	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest
Amount outstanding/Face Value	100,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

The Company does not have any debt outstanding. The Company has received $50,000 from friends & family. Although the Company is not an obligated to return such money, it may do so in the future.

Ownership
A majority of the Company is owned by Minchul An and Lisa Zhan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Minchul An	Membership Interest	51%
Lisa Zhan	Membership Interest	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company was incorporated on May 17, 2016 under the laws of the State of New York, and is headquartered in Brooklyn, NY.

The Company is the CBD health and wellness brand for everyone in the family including pets. Our products are made with attention to detail, combining the most effective and synergistic ingredients with the highest quality broad- and full-spectrum CBD hemp extract. Our team of healthcare experts understands the effects of CBD and have carefully selected each ingredient to complement the active ingredient. We are made for 1 family, 2 species and we're all love.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company does not have cash equivalents.

As of the date of this Form C/A, the Company had $9,000 in cash, leaving the Company with approximately 2 months of runway. If the Target Offering Amount is raised, it will give us enough runway for 12 to 18 months.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
We are expecting to launch one pet product and re-design the existing pet products in 2020 which will cost approximately $20,000. We also plan on launching a new skincare category. Between product development (R&D) and packaging and design, we are expecting the cost to be between $50,0000 and $70,000.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information
The Company has filed for a name change from Urban Wag, LLC to Buzzn, LLC.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Membership Interest	$10,000	49,000	General Working Capital	October 2, 2019	Section 4(a)(2)
Membership Interest	$30,000	51,000	General Working Capital	December 30, 2018	Section 4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from Investors in an amount totaling the Target Offering Amount by December 21, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.
The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>**Any Investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.**</u> The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the December 21, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the

Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 100,000 units of membership interest, all of which are outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

the quotient of $4,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES

WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

URBAN WAG LLC dba BUZZN

(New York State limited liability company)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

ON UNAUDITED FINANCIAL STATEMENTS

Years ending December 31, 2019 and 2018

Prepared by:
George Dimov, CPA
211 E 43rd St, Ste 628
New York, NY 10017
(212) 641 0673
george@dimovtax.com

TABLE of CONTENT

Independent Accountant's Review Report..3

Financial Statements..4

Balance Sheet 4

Income Statement..5

Cash Flow Statement..6

Notes to Financial Statements...7

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 21, 2020

To: Board of Directors of Urban Wag LLLC d/b/a Buzzn
Re: 2018 and 2019 Financial Statement Review

We have reviewed the accompanying financial statements of Urban Wag LLLC d/b/a Buzzn (the "Company"), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income and cash flows for the calendar year ending December 31, 2019 and 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

George Dimov, CPA

URBAN WAG LLC dba BUZZN
BALANCE SHEET STATEMENT
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets		
Cash	3,456	5,909
Inventory	12,839	5,188
Total Current Assets	16,295	11,097
Non-Current Assets		
Trademark	2,580	400
Total Non-Current Assets	2,580	400
TOTAL ASSETS	18,875	11,497
LIABILITIES		
Current liabilities:		
Accrued Wages	28,818	-
Total Current Liabilities	28,818	-
TOTAL LIABILITIES	28,818	-
SHAREHOLDERS' EQUITY		
Equity Capital	40,000	40,000
Current Income (Loss)	(152,813)	26,409
Retained Earnings	63,857	37,448
Distribution to Shareholders	(10,987)	(92,360)
Additional Paid-in-Capital	50,000	-
SHAREHOLDERS' EQUITY	(9,943)	11,497
TOTAL LIABILITIES and SHAREHOLDERS' EQUITY	18,875	11,497

The accompanying notes are an integral part of these financial statements.

INCOME STATEMENT
For the Year Ended December 31, 2019 and 2018

	2019	2018
GROSS REVENUE		
Gross Sales	57,518	-
Returns and Allowances	(1,794)	-
Net Sales	**55,724**	-
TOTAL NET REVENUE	**55,724**	-
COST of GOODS SOLD		
Merchandise	18,175	
Labeling	3,605	
Packaging	8,623	
Cost of Goods Sold Total	**30,403**	-
GROSS PROFIT	**25,321**	-
EXPENSES		
Wages	71,443	
Contract labor	4,797	
Marketing, Advertising and Promotions	55,820	630
Sales Events Expenses	10,658	80
R&D + Product Design	5,282	749
Shipping	2,135	
Rent	16,140	8,070
Business Insurance	421	
Charitable Contributions	517	
Office Supplies		146
Email	1,098	8
Telephone	128	
Software	8,241	
Bank / Transaction Fees	1,455	843
TOTAL EXPENSES	**178,134**	**10,526**
INCOME FROM CONTINUING OPERATIONS	**(152,813)**	**(10,526)**
DISCONTINUED OPERATIONS:		
Loss from Operation (Pet Care Services)	-	(5,021)
Gain on Sale of Discontinued Operations	-	41,956
INCOME FROM DISCONTINUED OPERATIONS	-	**36,935**
NET INCOME	**(152,813)**	**26,409**

The accompanying notes are an integral part of these financial statements.

URBAN WAG LLC dba BUZZN
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss from Continuing Operations	(152,813)	(10,526)
Adjustment to Reconcile Net Loss to		
Net Cash used by Operating Activities		
Increase in Inventory	(7,651)	(5,188)
Increase in Trademarks	(2,180)	(400)
Increase in Accrued Wages & Benefits	28,818	-
NET CASH USED BY OPERATIONS	**(133,826)**	**(16,114)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Stock		40,000
Additional-Paid-In Capital	50,000	-
Distribution to Shareholders	(10,987)	(92,360)
NET CASH FROM FINANCING	**39,013**	**(52,360)**
CASH FLOWS FROM DISCONTINUED OPERATIONS		
Proceeds from Sale of Discontinued Business Assets	92,360	72,923
NET CASH FROM DISCONTINUED OPERATIONS	**92,360**	**72,923**
CASH - JANUARY 1	**5,909**	**1,460**
CASH - DECEMBER 31	**3,456**	**5,909**

The accompanying notes are an integral part of these financial statements.

URBAN WAG LLC dba BUZZN
NOTES TO FINANCIAL STATEMENTS
For the years ending December 31, 2019 and December 31, 2018

NOTE 1:   NATURE OF OPERATIONS

Urban Wag LLC ("The Company") was formed in 2016 as a New York State sole proprietorship of Dr. Min Chul An. The Company continued its operations of pet care services until May 2018, when the Company decided to discontinue its operations and sold all business assets. In February 2019, the Company changed the business name to "Urban Wag LLC dba Buzzn" and started its operations as a CBD oil products retailer and wholesaler.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation:

The Company generates and presents its financial statements on accrual basis. Accrual basis is a method of recording accounting transactions for revenue when earned and expenses when incurred.

        Use of Estimates:

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

        Recent Accounting Pronouncements:

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08 "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". This standard amends existing guidance to require the presentation of disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations.

The amendments in ASU No. 2014-08 require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position.

This amendment is effective for annual reporting periods beginning after December 15, 2015. The Company adopted this standard effective January 1, 2019.

        Risks and Uncertainties:

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in local and federal government regulations or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern.

Cash and Cash Equivalents:

Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had no cash on hand. The checking account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

Accounts Receivable:

The Company carries out 60-day collection terms for wholesale customers and considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory:

The Company uses first-in first-out (FIFO) method of inventory valuation in conformity with the GAAP. This method is a cost flow assumption that the first goods purchased are also the first goods sold. In most companies, this assumption closely matches the actual flow of goods, and so is considered the most theoretically correct inventory valuation method.

Revenue Recognition:

Under ASC 605, the Company recognizes its revenue from sales transactions and transfers right to ownership to the customers at the time of initial sale, when the finished products are shipped to the customers' premises.

NOTE 3:   DISCONTINUED OPERATIONS

In May 2018, the Company adopted a plan to discontinue its pet care service operations that qualifies as a component of an entity as defined by GAAP. The assets of the component were sold in May 2018, for $150,000 less their book value. As part of ASU 2014-08, the Company's 2018 financial statements are adjusted for disposed operations and the results of the component are presented as "Discontinued Operations" on its income statement and cash flow statement for the year ended December 31, 2018.

NOTE 4:   R&D EXPENSES

Under ASC 730, the cost of materials, equipment, facilities, personnel salaries or wages, contract services, and applicable overhead or indirect costs associated with the research and development of products are required to be expensed as part of research and development. The Company expenses all costs associated with the research and development of products in the period in which it incurs the costs.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its co-founders.

NOTE 6:   GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began its continuing operations in 2019 and has incurred a loss in the year ended December 31, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7:   SUBSEQUENT EVENTS

In preparing the financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 21, the date the financial statements were available to be issued.

        Anticipated Crowdfunded Offering:

The Company is attempting to raise additional funds through the Crowdfunded Offering through Open Deal Inc., the "Intermediary" aka "Republic" or "Republic.co".

NOTE 8:   INCOME TAX PROVISION

The Company has incurred net operating losses for years ended December 31, 2019 and 2018. As a result, the Company is not subject to Federal income taxes, and such losses are available to be carried forward to future periods.

EXHIBIT D

Offering Page found on Intermediary's Portal.

Campaign Offering Page

Summary

- Sold in over 60 retail locations across 4 states within 10 months
- Over 20% repeat customers
- $4B+ market for CBD products
- Market leader in CBD dog treats
- 11K+ devoted followers since launch (Feb '19) and growing rapidly
- Woman and minority-owned business
- Featured in PopSugar, LA Times, Yahoo! Finance, Cheddar TV, and more

Problem

Anxiety and stress is not just a human problem

You and your furry best friend share more than love. Humans and pets have a very similar endocannabinoid system. Humans aren't the only creatures with anxiety. Severely traumatized rescue dogs need more than hands-on training to help to stabilize their moods. There are few, if any low-risk and effective ways to help animals manage their stress and maintain mental health.

The fast growing CBD trend is exposing itself to serious health concerns due to potential drug interactions and susceptibility to toxins. There is a lack of CBD education for human products and this lack is even more apparent for pet products.


"There's so many CBD oils
out on the market right now
and with no federal regulation
there's really no standard to it."
-Minchul An, Co-Founder at Buzzn
CHEDDAR TV

Solution
Buzzn: CBD products to help you and your pets
Buzzn was created with one goal in mind: to help pets and their people live happy and healthy lives.

All of our high quality products come with complete ingredient and testing transparency. Our customers have daily access to our team of medical professionals regarding drug-drug interactions.

Buzzn is founded by subject matter experts in both human and pets products, driving two high growth product categories. Leveraging our founders' and advisors' unique backgrounds to develop products that takes care of you and your entire family. From pets to humans.



Product
Pharmacist created. Brooklyn born. Colorado grown.
Our team of Pharmacists and healthcare professionals created pet and human CBD products that use organic farming practices to cultivate naturally-developed generic strains of industrial hemp for safe and regulated hemp oil products.

All products use toxin-free, broad-spectrum CBD hemp extract that is third-party lab tested for purity. In 2020, we will be developing a full-spectrum line of products.



TYPES OF CBD
Full Spectrum
CBD
CBN
THC
CBG
Whole Plant
Broad Spectrum
CBD
CBN
CBG
WHOLE PLANT EXTRACT (THC-FREE)
Whole Plant minus THC
Isolate
99% PURE CBD
CBD
Just CBD

All packaging is made from 50% post-consumer waste material and 100% recyclable paper.

For each pet product purchased, we donate a portion to support Korean K9 Rescue in their mission to ban the dog meat trade in Korea.



EVERYTHING WE DO REVOLVES AROUND MAKING A POSITIVE IMPACT
Sustainability
Buzzn works with the planet in every way possible. All of our packaging is made of 50% post-consumer waste material and 100% recyclable paper.
We give back!
We work closely with Korean K9 Rescue. For every pet product sold, we donate $1 to support their mission to end the dog meat trade.
Transparency
Comprehensive third-party lab testing made available online. Double-tested.

Top Selling Product - Online:

- Puppy Potion

Top Selling Products - Retail:

- Super Powered Healing Balm
- Puppy Potion


OUR PRODUCTS
ONE BRAND, ONE FAMILY, TWO SPECIES. ALL LOVE
Orange Bliss
Reach a state of ultimate bliss with our fresh, citrus flavored oil -500mg broad spectrum CBD hemp.
Super Powered Healing Balm
Get targeted relief for joint pain and inflammation with our extra strength healing salve -1000mg broad spectrum CBD hemp.
Chill Mint
Melt away the day with our aromatic Peppermint flavored oil -500mg broad spectrum CBD Hemp.
30%
of Buzzn online shopper have bought both a pet products and a human product in 2019
"Pets are family too, and we're the first CBD brand to successfully have two hero products in two categories"
Chill Bites
Give your favorite furry friend the calming benefits of our veterinarian-approved dog treats.
Doggy Daze
Like humans, not all dogs are the same. Through overwhelming customer requests - for larger sized, older, or more anxious pets, we have created a non-flavored, human grade oil in 500mg broad spectrum CBD Hemp
Puppy Potion
Treat your pooch to the calming benefits of our non-flavored, human grade oil -250mg broad spectrum CBD Hemp.
buzzn

Traction

60+ retail locations across 4 states in 1 year

We've seen incredible growth in just one year. Our products are now available in 4 states and over 60 retail locations. Aside from seeing retail and e-commerce growth, we have built a charitable partnership with Korean K9 Rescue to include our products with every adoption package.

We've been featured in a variety of publications and have quickly grown a reputation for ourselves as efficient, pure and healthy for humans and pets alike.

Pop-ups, Events, and Cross-Promotional Partners


WHITE LABEL
CBD MARKET
MARY
HAMPTONS FASHION WEEK
rooted
Come Back Daily
SXSW
dig THE DOG PERSON'S DATING APP
THE DOGIST
DedCool
LOS ANGELES , CA
Canni Spa
Glenmere FARMS
TAGS

In the Press


Los Angeles Times
POPSUGAR.
BELLA MAGAZINE
YAHOO! FINANCE
Medium
BOLD
NEW YORK LIFESTYLES MAGAZINE
PETS+
LIVEKINDLY
BRANDERLY
news12 BROOKLYN
msn
Pet Business



Moody Sulieman recommends buzzn.

April 25, 2019 ·

Excellent quality products across the board. From humans to pets. Even the package it comes in is Eco friendly !



Audrey Buchanan recommends buzzn.

May 22, 2019 ·

My dog loves the Chill Bites! She is very high energy / high anxiety so they're a great mood stabilizer for day-to-day use. I give her one treat a day to help her 'chill' out and she never shy's away from eating them.



Sharon Kim recommends buzzn.

May 22, 2019 ·

I ordered the chill mint a month ago and it's my savior for my stressful morning commute to work. CBD just makes life a lot easier, it really is smooth sailing throughout the day for me.

Customers
Loved by pets and their humans
Buzzn was founded with the intention of reducing stress in pets. From the results that owners were seeing in their pets, we started getting many requests to create products to help the humans. So, we formulated a line specifically for humans. We take feedback seriously. We listen to our customers and strive to create products they want. All of our products have had a demonstrated impact on our customers - humans and pets alike.

This chills me out just enough I can focus and be productive without being overwhelmed by busy city living. I've tried many brands and this is the winner by a long shot.

NIAMH ADKINS
BUZZN CUSTOMER

I quickly realized that this company goes above and beyond to ensure their products are safe, healthy and made from the purest ingredients.

DONTBECRUEL.COM

It's very good tasting, love the consistency and texture, and it's almost instant (for me at least). I can feel this sense of relaxation after taking it sublingually.

KATIE WOODRIGHT
BUZZN CUSTOMER

Business Model
Competitively priced, high quality products





Competitively priced, our products retail online from $29.95 to $99.95. We also offer wholesale prices.

Retail

Since our inception in Feb 2019, we have built strategic retail partnerships. Our retailer profit margin is an average of 65% across all products. We strongly support our retail partners through in-person and social media collaborations & giveaways.



Online (Direct-to-consumer)

Online presence is a must and we wanted a channel in which we can be accessible to everyone. First, with E-Wallet, and currently, with Square's CBD Beta program, our pet and human products are available online at getbuzzn.com. Our D2C profit margin is an average of 84% across all products.

Market
Targeting multiple markets valued from $3B to $137B

Customers
There is a consumer age group overlap between millennial pet owners and adults that reported the highest level of CBD use.



44%
44% of Millennials (20-36) see their pets as starter children
$67B
Millennial dog owners spend ~$1,285 per yr ($67B annually as a group) on their pet. Consumers between 25 and 34 are reportedly spending the most on their pet
$3.09B
The CBD-infused cosmetics market is poised to grow by USD 3.09 billion during 2020-2024, progressing at a CAGR of over 31%

U.S. ADULTS BETWEEN THE AGES OF 25 AND 34 REPORTED THE HIGHEST LEVEL OF CBD USE COMPARED TO ALL OTHER AGE GROUPS
29% Ages 18-24
31% Ages 35-44
39% Ages 25-35

CBD (Cannabidiol)
CBD products are rising in popularity thanks to greater awareness of its healing properties and pain relief management. In 2018, the global CBD market was valued at $4.6 Billion. This is expected to grow at a rate of 22.2%. According to industry reports, the health benefits of CBD infused products is expected to grow the market for years to come.

Pet Care
75% of millennials own a pet, and see their pets as the first "child". According to reports, "millennials are bringing pets into their household earlier than the previous generations. They delayed marriage, but those pets fill that void." In 2019, $95.7B was spent on pets in the U.S. with $36.9B spent on pet food and treats.





$202.6B

The global pet care market is expected
to reach $202.6 billion by 2025
(CAGR: 4.9%)



$23.6B

The global CBD market size is
expected to reach $23.6B USD by 2025,
growing at a CAGR of 22.2%.

Topical (Skin care)

The CBD skin care market exhibits an incremental revenue opportunity of $2.7B from 2019 to 2026. CBD infused skin care products are gaining popularity among consumers due to its potential to relief common skin issue through its anti-inflammatory, anti-oxidant properties. It has also been touted to potentially help various inflammatory skin conditions such as eczema, psoriasis, and acne. Our Super Powered Healing Balm has been wildly successful as our only topical at the moment. For 2020, we are working to capture the skin care consumer by launching two new CBD skin care products.

Competition
Formulated with deep understanding of ingredient profiles
CBD (Cannabidiol) is not just a trend, CBD is an active ingredient. It has actual therapeutic effects on our bodies and brain receptors. It can also cause drug interactions with other compounds. Buzzn is unlike its competitors in that our products are all formulated and approved by a team of pharmacists and industry experts who have a deep understanding of the effects of CBD.

Unlike many of our competitors, Buzzn works alongside our community. Giving back to causes close to our hearts have always been the foundation of our brand.

Pets	Buzzn	Competitors
Safety Profile	THC-free, Toxin-free. Based on clinical evidence, we opted to use broad spectrum hemp extracts for pets. It provides all the benefits of a whole plant extract, while being 100% safe from any THC side-effects.	Most brands in the market are full spectrum. It appears THC may not be the best for our pets. Studies show dogs have more cannabinoid receptors than humans & are more sensitive to THC. Over time, cumulative doses of a full spectrum product may lead to potentially unwanted side effects.
Expertise	Wide network of pet care and pet service advisors to help create the safest and highest quality products.	Lack of knowledge on clinical outcomes for pets.
	Hero product within the pet category	Hero products are not pet related
Community	We work with Korean K9 Rescue to help their mission. A part of every pet sale is donated to their cause.	Little known association partnering with and giving back to animal charities.

Wellness	Buzzn	Competitors
Safety Profile	THC-Free, Toxin-Free. We use broad spectrum hemp extracts to provide all the benefits of a whole plant extraction without the worry of THC & its implications. We understand cannabinoids are active drugs that may interfere with common prescription medications. With our hands-on team of healthcare professionals, **we can mitigate any risk by performing a medication reconciliation.**	No founder can offer a one-on-one consultation and med reconciliation to assess risks vs. benefits when initiating cannabinoid therapy. Many brands have started adding in nootropics and other herbals without considering the health implications of their consumer market.
Expertise	Formulated by a team of pharmacists and healthcare professionals who understand the intricacies of active ingredients	Unsubstantiated health claims are made with very little understanding of the therapeutic effects of cannabinoids. Little to no understanding of a drug's pharmacokinetics & pharmacodynamics.
Transparency	Fully transparent ingredient profiles online. Lab tests can be easily found on every product. Tests are updated online with every batch. Comply with properly labeling dietary supplements per FDA.	Lack of transparency in ingredients, labeling, sourcing, and testing. Mislabeled, misbranded, and potentially adulterated.

"Our body naturally produces CBD in the Endocannabinoid System to maintain balance when we encounter stress."

-Minchul An, Co-Founder at Buzzn
P O P S U G A R



Our Co-Founder has also successfully started and exited a Dog Walking company. With many contacts in the pets industry, we are successfully navigating the pets category.



All products and formulas are created and approved by Pharmacists and healthcare professionals.



All packaging are eco-friendly, sustainable and reusable. We have done the research to use the best packaging to help preserve the efficacy of each ingredient in our products.



We give back! A part of every sale from our wellness line goes to a mental health charity. A part of every sale from pet products goes to an animal rescue.

Vision
Empowering a happier & healthier generation of people and pets. Health and wellness for everyone under one roof
Being a year old, we have spent the last year listening to our customers and understanding what the market wants. We highly value the insights gained from last year to help build our brand.

By reaching our investment goal, Buzzn will continue to expand our online and offline presence in our sophomore year. With a more dynamic PR strategy, our goal is to expand into west coast retailers and introduce a new category of products - skin care.

Use of Funds:
Sales + Marketing:
- Engage a more robust PR program to help drive new pet product launches and our skin care launch
- Implement a stronger influencer program
- Host / co-host more pop-ups and events with influential brands and influencers
- Grow our family and bring a new sales associate onto the team to help maintain our retailer relationships

Community Involvement:
- Continue to conduct and manage non-profit outreach in order to create more Giveback Programs for a variety of charitable causes

Product Development & Operations:
- R&D / product development for skin care and pet products
- Update current packaging and create new packaging for upcoming products
- Solidify our new hemp farm and manufacturing relationships to produce products in higher quantities

Tech:
- Update our current website to a more user friendly platform
- Implement more analytics, social media and business tools to provide more data in order to drive growth



Founders
Dr. Minchul An | Co-Founder & CEO



Dr. Minchul An graduated from Northeastern University with a Doctorate of Pharmacy. He spent the last 7 years as a licensed, active pharmacist working in a variety of healthcare settings. Min is a Phytocannabinoid Specialist and is accredited through New York State DOH with CE Credit 'Medical Marijuana for Practitioners.'

In 2016, Min launched Urban Wag, a dog walking service in Brooklyn, NY (while continuing to practice as a Pharmacist). He successfully exited Urban Wag Brooklyn in 2018. Through Urban Wag, Min partnered with many pet rescues and services in the New York area. In 2019, he launched Buzzn to help anxious rescue dogs. In the early stages of Buzzn, products for humans were widely requested and created to fill a need for the entire family.

Lisa Zhan-Monigan | Co-Founder & COO



Lisa started her career in business operations and finance. During her MBA at Southern Methodist University, she discovered her love for consumer product management & product development. Lisa spent the last 10 years working & consulting for consumer products companies and have managed successful product launches domestically & internationally for brands such as Frito Lay, Mary Kay, Algenist, Arbonne, and more.

Being a part of the beauty and skincare industry was purely accidental. Lisa has suffered from eczema since childhood. What started as a "project" with her father (a physician), to find a non-steroid option for her skin problems turned into a life-long passion. Inspired by her own experience and the eczema relief that she found with CBD; Lisa is committed to bringing more CBD consumer education into the market. Leveraging her background in finance, analytics, product marketing, and operations, she joins Dr. Min in bringing Buzzn to the entire household.

Dr. Lev Aminov

Dr. Lev Aminov received his Doctorate of Pharmacy degree from the University of Florida College of Pharmacy. His experience ranges from pharmacokinetics to custom topical pharmaceutical formulations. In addition to practicing as a registered pharmacist in NYS, Lev entered the cannabis space in 2017 as the Director of Manufacturing & Formulations at Plant Pharma—a vertically integrated cannabis hemp facility. Lev continues to make an impact in the cannabis space as an expert voice and thought leader, and recognized as a trailblazer on a mission to help navigate this new frontier.

Dr. Bhaveek

Dr. Bhaveek Mistry is a licensed pharmacist in the state of New Jersey. He received his Doctorate of Pharmacy from Massachusetts College of Pharmacy in 2014. Bhaveek held positions at corporate 10 companies and various hospitals in the greater northeast region. Currently, he is owner and operator at Middle Village Rx, an independent pharmacy specializing in Cardiology and Dermatology. Growing up around natural remedies from his parents and culture, Bhaveek finds comfort in alternative medicine and has found full-body relief from various forms of cannabis extracts. Bhaveek and Co-Founder, Minchul An, have worked closely together in the past having met at a pharmacy conference back in 2012. Bhaveek now sits on the advisory board for Buzzn as one of their medication experts and natural medicine advocates.

FAQ
What makes our CBD Hemp different?

Buzzn products are created with natural proprietary strains of phytocannabinoid-rich hemp from Colorado. Using supercritical CO_2 extraction process, we get an extract rich in terpenes, cannabidiol (CBD) and other phytocannabinoids. This extract is further subjected to winterization in ethanol and solvent removal through vacuum distillation. After the chlorophyll, waxes, and THC are removed, the resulting product is a PCR hemp oil with 70-90% CBD, minor cannabinoids, and terpenes.

Our CBD hemp is derived from 100% organic industrial hemp plants in Colorado. All of our farmers grow in full compliance with the Colorado Department of Agriculture's Industrial Hemp Program. Buzzn products are safe, regulated, and unsurpassed in their potency and consistency. Our products are Pharmaceutical-Grade, manufactured in a GMP-certified facility by the FDA.

Amy Oppedisano

Amy Oppedisano is a co-founder of the first publicly traded cannabis company in the U.S. After her husband fractured a vertebra in his neck in a surfing accident, doctors prescribed opioids to ease the pain. The couple worried about the dangers of addiction. They turned to cannabis to relieve the pain, a decision that ultimately altered the course of their lives. This life-altering injury was the catalyst for the couple to leave their careers in 2010 and launch Terra Tech Corp. As a true believer in cannabis, Amy has always pursued a path helping other Americans to have the same choice available to them when it came to pain relief. Amy served on the Board of Directors for Terra Tech Corp from 2012-2017 and is one of the first female founders of a publicly traded cannabis company. In 2019 Amy used her position in the marketing department at Terra Tech to focus on promotions that encouraged social responsibility while giving back to the community, including organizing the launch of Mission Green. Mission Green is a non-profit organization that seeks to provide relief for those incarcerated for nonviolent cannabis offenses.

About Buzzn

Legal Name
Urban Wag

Founded
May 2016

Form
New York LLC

Employees
2

Website
Getbuzzn.com

Press
Bold TV

Bella Magazine

CT Live!

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

URBAN WAG, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 20 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Urban Wag, LLC, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $4,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

 (b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors (or equivalent if the Company remains a limited liability company) determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C/A and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further **agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:**

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a)   If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investoragrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

URBAN WAG, LLC
By:

Name: Minchul An
Title: Chief Executive Officer
Address: 2 North 6th Street
Brooklyn, NY 11249
Email: min@getbuzzn.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated <mark>$crowd_safe_date$</mark> between Urban Wag, LLC, a New York limited liability company (the "*Company*") and $investor_name$ ("*Member*"). In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.
   (a) With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.
   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. **Assignment**.

   (a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

   (b)   The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**
By: By:
Name: Name: Authorized Signatory, OpenDeal Portal LLC
                                                       d/b/a Republic
Date: Date:

EXHIBIT F
Video Transcript

Video Transcript

Lisa:
Founded by a pharmacist, Buzzn was created with one goal in mind: to help pets and their people live happy and healthy lives. Because we're made up of a team of pharmacists and healthcare professionals, our understanding of the human and dog biological system lead us create highly effective CBD products to help re-conceptualize health and wellness.

Min:
We have what is called an endocannabinoid system in our body, and that was actually discovered in the early 90s by scientists. So what that is, is that we essentially have cannabis receptors so when you ingest CBD, it actually activates those receptors to release more (for example), adenosine, which is a neurotransmitter that makes you feel calm.

Lisa:
We created pet and human CBD products that use organic farming practices to cultivate naturally-developed generic strains of industrial hemp for safe and regulated hemp oil products. All products use toxin free CBD hemp extract that is third-party lab tested for purity. All packaging is made from 50% post-consumer waste material and 100% recyclable paper.

Both of our founders have a deep love for rescue animals. They not only have rescues dogs at home but they often foster and help highly anxious pets integrate into their new forever home.

We have built a deep relationship with Korean K9 Rescue (a mission aimed at banning the dog meat trade in Korea), for each pet product purchased, we donate a portion of the sale to support Korean K9 Rescue's mission.

We've seen incredible growth in just one year. Our products are now available in 4 states and over 60 retail locations.

We've also built a loyal customer base with 20% repeat purchases.

We have grown a solid Instagram family. With over 11,000 active followers and high engagement rate.

We have built a collaborative community with other brands on social and in real life by hosting wildly successful pop-ups and giveaways.

We've been featured in a variety of publications and have quickly grown a reputation for ourselves as efficient, pure and healthy for humans and dogs alike.

In 2020, our second year in the market, our goal is to be in over 100 retail locations and have a presence on the west coast and other metropolitan cities in the U.S. We are also requested by many customers to grow our pets category and expand into the skincare market.

In one short year, we have built a family with those around us. If you believe in our mission to provide the most transparent and efficient wellness products for the whole family, we would love for you to join our Buzzn family. One family, Two species. All love.